As filed with the Securities and Exchange Commission on May 27, 1999
                                                      Registration No. 333-60251


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------


                         Post-Effective Amendment No. 2
                                       to

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   -----------
                          MIRAVANT MEDICAL TECHNOLOGIES
             (Exact name of registrant as specified in its charter)

              Delaware                                    77-0222872
         (State or Other Jurisdiction of                (I.R.S. Employer
          Incorporation or Organization)              Identification Number)

                                336 Bollay Drive
                         Santa Barbara, California 93117
                                 (805) 685-9880
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              GARY S. KLEDZIK Ph.D.
                      Chairman and Chief Executive Officer
                          Miravant Medical Technologies
                                336 Bollay Drive
                         Santa Barbara, California 93117
                                 (805) 685-9880
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   -----------

                                   Copies to:

        JOSEPH E. NIDA, Esq.                     JAMES L. NOUSS, JR., Esq.
      THEODORE R. MALONEY, Esq.                    ELIZABETH A. KING, Esq.
  Nida & Maloney, a Professional Corporation           Bryan Cave LLP
          800 Anacapa Street                       120 Broadway, Suite 500
  Santa Barbara, California 93101               Santa Monica, California 90401
              (805) 568-1151                           (310) 576-2100

                                   -----------

                  Approximate date of commencement of proposed
                sale to the public: From time to time after this
                    registration statement becomes effective.
                                   -----------
     If the only securities being registered on the form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. /X/ 333-39905

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                                   -----------
     This Post-Effective Amendment to Registration Statement shall become effective upon filing with the Commission in accordance with Rule 462(b) under the Securities Act of 1933.






                                4,327,500 Shares

                                    MIRAVANT
                              MEDICAL TECHNOLOGIES

                                  Common Stock

                                   -----------



     Shares of Common Stock of Miravant Medical Technologies, formerly PDT, Inc. (the "Company"), registered pursuant to the Registration Statement of which this Prospectus is a part (the "Shares"), may be sold from time to time for the accounts of and by the persons named under the caption "Selling Shareholders". The Shares include 2,218,513 Shares of Common Stock issuable upon the exercise of Common Stock Purchase Warrants (the "Warrants"), as such number may be adjusted in accordance with Rule 416 of the Securities Act of 1933, as amended (the "Securities Act"). See "Selling Shareholders". The Selling Shareholders have advised the Company that the Shares may be sold from time to time on the Nasdaq National Market ("NNM") or in negotiated transactions, in each case at prices satisfactory to the seller. The Selling Shareholders and the brokers and dealers through which the sales of the Shares may be made may be deemed to be "underwriters" within the meaning set forth in the Securities Act, and their commissions and discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution". The Company has issued, or will issue upon the exercise of the Warrants, the Shares in certain Private Placement transactions.

     The Company will not receive any proceeds from the sale of Shares by the Selling Shareholders, but will receive the exercise prices payable upon the exercise of the Warrants, if exercised for cash. There can be no assurance that all or any of the Warrants will be exercised or that they will be exercised for cash. All expenses incurred in connection with this offering are being borne by the Company, other than any commissions or discounts paid or allowed by the Selling Shareholders to underwriters, dealers, brokers or agents.

     The Common Stock of the Company is traded on the NNM under the symbol "MRVT". On May 24, 1999, the last sale price of the Common Stock as reported by the NNM was $8.00.

     The Common Stock offered hereby involves a high degree of risk. See "Risk Factors" beginning on page 4.

                                   -----------

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

May 27, 1999




                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. This Web site can be accessed at http://www.sec.gov. Shares of the Company's Common Stock are listed on the NNM and the reports, proxy statements and other information filed by the Company also can be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), at 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed or incorporated by reference as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and the schedules thereto. For further information pertaining to the Company or the Common Stock offered hereby, reference is made to the Registration Statement and such exhibits and schedules thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith, as indicated below. The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of such person, a copy of any or all of the documents referred to below which are incorporated herein by reference (other than exhibits to such documents unless they are specifically incorporated by reference into such documents). Requests for such copies should be directed to Shadean Runyen, Miravant Medical Technologies, 336 Bollay Drive, Santa Barbara, California 93117; telephone number (805) 685-9880.

     The following documents filed with the Commission by the Company under File No. 0-25544 pursuant to the Exchange Act are incorporated herein by reference:
Annual Report on Form 10-K for the fiscal year ended December 31, 1998; Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1999; Definitive Proxy Statement dated May 10, 1999; Current Report on Form 8-K dated January 15, 1999; and description of the Company's Common Stock as contained in
Item 1 of the  Company's  Registration  Statement on Form 8-A filed  February 9,
1995.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Prospectus and prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. See "Available Information". Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document incorporated or deemed to be incorporated herein by reference, which statement is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Selling Shareholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any date subsequent to the date hereof.


                                 THE COMPANY


     Miravant Medical Technologies, formerly PDT, Inc., is engaged in the integrated development of drugs and medical device products for use in PhotoPoint(TM), our proprietary technologies for photodynamic therapy.
PhotoPoint is a medical procedure which integrates the use of proprietary light-activated drugs, proprietary light producing devices and light delivery devices to achieve selective photochemical destruction of diseased cells. We believe that PhotoPoint has the potential to be a safe, cost-effective, minimally invasive primary or adjunctive treatment for indications in a broad number of disease areas, including oncology, ophthalmology, urology, dermatology and cardiovascular disease. We are currently conducting clinical trials in ophthalmology and oncology. Our current clinical trials are testing our leading drug candidate, SnET2 or tin ethyl etiopurpurin. We are developing products in collaboration with our corporate partners, Boston Scientific Corporation or Boston Scientific, Chiron Diagnostics or Chiron, Cordis Corporation, a Johnson & Johnson company or Cordis, Iridex Corporation or Iridex, Medicis Pharmaceutical Corporation or Medicis, Pharmacia & Upjohn, Inc. or Pharmacia & Upjohn, Ramus Medical Technologies or Ramus and Xillix Technologies Corp. or Xillix.

     Photodynamic therapy is a minimally invasive medical procedure that uses photoselective, or light-activated, drugs to treat or diagnose disease. The technology involves three components: photoselective drugs, light producing devices and light delivery devices.

     Photoselective  drugs  transform  light  energy into  chemical  energy in a
manner  similar  to  the  action  of   chlorophyll  in  green  plants.   Certain
photoselective drugs accumulate and are retained in fast-growing (hyperproliferating) cells. Hyperproliferation is a characteristic of cells associated with a variety of diseases such as cancer, certain vascular disorders and skin diseases such as psoriasis.

     A photoselective drug is typically administered by intravenous injection and distributes throughout the body. After several hours, the drug starts to clear from normal tissues but is retained in hyperproliferating tissues for up to several days. The drug is inactive until exposed to light of a specific wavelength, which can vary depending on the drug's molecular structure. Exposing the target cells to the appropriate light wavelength permits selective activation of the retained drug and initiates a chemical reaction that generates a highly reactive form of oxygen. High concentrations of this form of oxygen lead to destruction of the cellular membrane and, ultimately, cell death. The response of the target cells depends on, among other factors, the drug dose, the amount of light energy delivered, the physiology of the cell and the vasculature in the diseased areas. Neither the drug nor the light on its own can cause the desired effect. The drug is a catalyst which transfers energy. The chemical reaction stops when the light is turned off. The result of this process is that diseased cells are destroyed with minimal damage to surrounding normal tissues, offering the potential for a more selective method of treating disease than chemotherapy, radiation therapy or surgery, which can damage both normal and abnormal tissues.

     Our objective is to apply PhotoPoint -- our photodynamic therapy systems, which integrate photoselective drugs, light producing devices and light delivery devices -- as a primary therapy in targeted disease areas and as an adjunct to surgery or other therapies in these same or other disease areas. Although the potential applications for our PhotoPoint systems are numerous, in 1998 we announced our intention to refine our focus to target large potential market opportunities or diseases with significant unmet medical needs. By doing so, we believe we may be able to accelerate regulatory processes where appropriate and facilitate commercial success. In addition, to facilitate development, regulatory approval, manufacturing, marketing and distribution of our products, we have or seek to form strategic collaborations with partners who are leaders in our targeted disease areas.

     We were incorporated in Delaware in 1989 and, effective September 15, 1997, changed our name from PDT, Inc. to Miravant Medical Technologies. Our executive offices and the offices of our three subsidiaries, Miravant Pharmaceuticals, Inc., Miravant Systems, Inc. and Miravant Cardiovascular, Inc., are located at 336 Bollay Drive, Santa Barbara, California 93117. Our telephone number is (805) 685-9880. Unless otherwise indicated, all references to us include us and our subsidiaries.


                                  RISK FACTORS


     We do not provide forecasts of potential future operational or financial performance. While management is optimistic about our long-term prospects, the following issues and uncertainties, among others, should be considered in evaluating our outlook. This prospectus, as well as the information incorporated by reference contains forward-looking statements, which involve known and unknown risks and uncertainties. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects", "anticipates", "intends", "plans" and similar expressions. Our actual results could differ materially from those discussed in these statements. The factors listed below are not intended to represent a complete list of the general or specific risks that may affect us. It should be recognized that other risks may be significant, presently or in the future, and the risks set forth below may affect us to a greater extent than indicated.

HISTORY OF OPERATING LOSSES AND UNCERTAINTY OF FUTURE PROFITABILITY

     We have not had revenues generated from sales of our drugs and only limited revenues have been generated from sales of our devices. We have experienced operating losses since our inception in 1989 and have not yet achieved profitability. We have an accumulated deficit of $108.9 million (audited) and $115.0 million (unaudited) as of December 31, 1998 and March 31, 1999, respectively. We do not expect to achieve significant levels of revenues for at least several years. Our revenues to date have consisted, and for the foreseeable future are expected to consist, principally of grants awarded, payments for our devices, license fees, royalties, clinical reimbursements, milestone payments and interest income. Our ability to generate significant revenues in the future is dependent upon:

          * Successfully completing our research or product development efforts or those of our collaborative partners;
          * Successfully transforming our drugs or devices currently under development into marketable products;
          *    Obtaining the required regulatory approvals;
          * Manufacturing our products at an acceptable cost and with appropriate quality;
          *    Favorable acceptance of any products marketed; and
          *    Successful   marketing   and  sales   efforts  of  our  corporate
               partner(s).

     We may not be successful in achieving any of the above, and if we are not successful, our business, financial condition and operating results could be adversely affected. The time frame necessary to achieve these goals for any individual product is long and uncertain. Most of our products currently under development will require significant additional research and development and preclinical studies and clinical trials, and all will require regulatory approval prior to commercialization. The likelihood of our success must be considered in light of these and other problems, expenses, difficulties, complications and delays.

UNPROVEN SAFETY AND EFFICACY; CLINICAL TRIALS

     All of our drug and device products currently under development will require extensive preclinical studies and clinical trials prior to regulatory approval for commercial use. None of our products have completed testing for efficacy or safety in humans. Some of the risks and uncertainties related to safety and efficacy testing and the completion of preclinical studies and clinical trials include:

          * Our ability to demonstrate to the Food and Drug Administration or FDA that SnET2 or any other of our products is safe and efficacious;
          * Our ability to successfully commence and complete the testing for any of our compounds within any specified time period, if at all;
          * Clinical data reported may change as a result of the continuing evaluation of patients;
          * Data obtained from preclinical studies and clinical trials are subject to varying interpretations which can delay, limit or prevent approval by the FDA or other regulatory authorities;
          * Problems in research and development, preclinical studies or clinical trials that will cause us to delay, suspend or cancel clinical trials; and
          * As a result of changing economic considerations, competitive or new technological developments, market approvals or changes, clinical or regulatory conditions, or clinical trial results, our focus may shift to other indications, or we may determine not to further pursue one or more of the indications currently being pursued.

     To date, we have limited experience in conducting clinical trials. We will either need to rely on third parties, including our collaborative partners, to design and conduct any required clinical trials or expend resources to hire additional personnel or engage outside consultants or contract research organizations to administer the clinical trials. We may not be able to find appropriate third parties to design and conduct clinical trials or we may not have the resources to administer clinical trials in-house.


RELIANCE ON COLLABORATIVE PARTNERS

     We have entered into collaborative relationships with certain corporations and academic institutions for the research and development, preclinical studies and clinical trials, licensing, manufacturing, sales and distribution of our products. These collaborative relationships include:

          * In 1995, we entered into a collaborative agreement with Pharmacia & Upjohn, which was subsequently amended in 1996, 1998 and 1999, pursuant to which we granted to Pharmacia & Upjohn an exclusive worldwide license to use, distribute and sell SnET2 for therapeutic or diagnostic applications in photodynamic therapy for ophthalmology, oncology and urology;
          *    Collaborations   with  Boston   Scientific  and  Cordis  for  the
               co-development of catheters for use in photodynamic therapy;
          *    Collaborations  with  Medicis  for the  clinical  development  of
               PhotoPoint in dermatology;
          * Collaborations with Chiron for the early detection and treatment of lung cancer;
          * Collaborations with Iridex, Ramus and Xillix for the development of devices for use in photodynamic therapy in the fields of ophthalmology, cardiovascular disease and oncology, respectively; and
          * Collaborations with Fresenius for final drug formulation and drug product supply.

     The amount of royalty revenues and other payments, if any, ultimately paid by Pharmacia & Upjohn globally to Miravant for sales of SnET2 is dependent, in part, on the amount and timing of resources Pharmacia & Upjohn commits to research and development, preclinical studies and clinical testing and regulatory and marketing and sales activities, which are entirely within the control of Pharmacia & Upjohn. Pharmacia & Upjohn may not pursue the development and commercialization of SnET2 and/or may not perform its obligations as expected. Also, we have not yet entered into any definitive collaborative agreements with Boston Scientific, Cordis, Medicis or Chiron. These collaborations may not culminate in definitive collaborative agreements or marketable products. Additionally, Iridex, Ramus and Xillix may not continue the development of devices for use in photodynamic therapy, or such development may not result in marketable products.

     We are currently at various stages of discussions with other companies regarding the establishment of collaborations. Our current and future collaborations are important to us because they allow us greater access to funds, to research, development or testing resources and to manufacturing, sales or distribution resources that we would otherwise not have. We intend to continue to rely on such collaborative arrangements. Some of the risks and uncertainties related to the reliance on collaborations include:

          *    Our ability to negotiate acceptable collaborative arrangements;
          * Future or existing collaborative arrangements may not be successful or may not result in products that are marketed or sold;
          *    Such collaborative relationships may limit or restrict us;
          * Collaborative partners are free to pursue alternative technologies or products either on their own or with others, including our competitors, for the diseases targeted by our programs and products;
          * Our partners may terminate the relationships described above, and we may be required to seek other partners, or expend substantial additional resources to pursue these activities independently. These efforts may not be successful; and
          * Our ability to manage, interact and coordinate our timelines and objectives with our strategic partners.

ADDITIONAL FINANCING REQUIREMENTS AND UNCERTAINTY OF CAPITAL FUNDING

     We have incurred negative cash flows from operations since our inception and have expended substantial funds on our research and development programs and preclinical studies and clinical testing. We may require substantial funding to continue or undertake our research and development activities, preclinical studies and clinical testing and manufacturing, marketing, sales, distribution and administrative activities. Our existing capital resources, together with the proceeds from future offerings and future cash flows, may not be sufficient to fund our future operations.

COMPETITION AND TECHNOLOGICAL UNCERTAINTY

     Many of our competitors have substantially greater financial, technical and human resources than we do, and may also have substantially greater experience in developing products, conducting preclinical studies or clinical trials, obtaining regulatory approvals and manufacturing and marketing. Further, our competitive position could be materially adversely affected by the establishment of patent protection by our competitors. The existing competitors or other companies may succeed in developing technologies and products that are more safe, effective or affordable than those being developed by us or that would render our technology and products less competitive or obsolete.

LIABILITY OR RECALL

     The use of our products in clinical trials and the sale of our products may expose us to liability claims. These claims could be made directly by patients or consumers, or by companies, institutions or others using or selling our products. The following are some of the risks related to liability and recall:

          * We are subject to the inherent risk that a governmental authority or third party may require the recall of one or more of our products;
          * We have not obtained liability insurance that would cover a claim relating to the use or recall of our products;
          *    In the absence of liability insurance,  claims made against us or a product recall could have a material adverse effect on us;
          *    If we obtain insurance coverage in the future,  this coverage may not be available at a reasonable cost and in amounts sufficient to protect us against claims that could have a material adverse effect on our financial condition and prospects; and
          * Liability claims relating to our products or a product recall could negatively effect our ability to obtain or maintain regulatory approval for our products.

     We have agreed to indemnify certain of our collaborative partners against certain potential liabilities relating to the manufacture and sale of SnET2 and PhotoPoint light devices.

GOVERNMENT REGULATION

     The production and marketing of our products and our ongoing research and development, preclinical studies and clinical trial activities are subject to extensive regulation and review by numerous governmental authorities in the United States, including the FDA, and in other countries. All drugs and most medical devices we develop must undergo rigorous preclinical studies and clinical trials and an extensive regulatory approval process administered by the FDA under the Food, Drug and Cosmetic Act or FDC Act, and comparable foreign authorities, before they can be marketed. These processes involve substantial cost and can often take many years. We have limited experience in, and limited resources available for regulatory activities. Failure to comply with the applicable regulatory requirements can, among other things, result in non-approval, suspensions of regulatory approvals, fines, product seizures and recalls, operating restrictions, injunctions and criminal prosecution. To date, none of our product candidates being developed have been submitted for approval or have been approved by the FDA or any other regulatory authority for marketing. Some of the risks and uncertainties include:

          * Delays in obtaining approval or rejections due to regulatory review of each submitted new drug, device or combination drug/device application or product license application, as well as changes in regulatory policy during the period of product development;
          * If regulatory approval of a product is granted, such approval may entail limitations on the uses for which the product may be marketed;
          * If regulatory approval is obtained, the product, our manufacturer and the manufacturing facilities are subject to continual review and periodic inspections;
          * If regulatory approval is obtained, such approval may be conditional on the satisfaction of the completion of clinical trials or require additional clinical trials;
          * Later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market and litigation; and
          * Photodynamic therapy products have been categorized by the FDA as combination drug-device products. If current or future drug/device products do not continue to be categorized for regulatory purposes as combination products, then:
               *    The FDA may require separate drug and device submissions;and
               *    The  FDA  may  require   separate   approval  by  regulatory
                    authorities.

     Internationally, beginning in 1995, a new regulatory system to approve drug market registration applications was implemented in the European Union or EU. The system provides for new centralized, decentralized and national registration procedures through which a company may obtain drug marketing registrations. The centralized procedure allows for expedited review and approval of biotechnology and high technology/innovative product marketing applications by a central Committee for Proprietary Medicinal Products. The decentralized procedure allows a company to petition individual EU member states to review and recognize a market application previously approved in one member state by the national route. Some of the international risks and uncertainties include:

          * Foreign regulatory requirements governing testing, development, marketing, licensing, pricing and/or distribution of drugs and devices in other countries;
          * Our drug products may not qualify for the centralized review procedure or we may not be able to obtain a national market application that will be accepted by other EU member states;
          * Our devices must also meet the new Medical Device Directive effective in Europe in 1998. The Directive requires that our manufacturing quality assurance systems and compliance with technical essential requirements be certified with a CE Mark authorized by a registered notified body of an EU member state prior to free sale in the EU; and
          * Registration and approval of a photodynamic therapy product in other countries, such as Japan, may include additional procedures and requirements, nonclinical and clinical studies, and may require the assistance of native corporate partners.

OTHER LAWS; FUTURE LEGISLATION OR REGULATIONS

     In addition to the regulations for drug or device approvals, we are subject to regulation under state, federal or other law, including regulations for worker occupational safety, laboratory practices, environmental protection and hazardous substance control. We continue to make capital and operational expenditures for protection of the environment in amounts which are not material. Some of the risks and uncertainties related to laws and future legislation or regulations include:

          * Our future capital and operational expenditures may increase and become material;
          * We may also be subject to other present and possible future local, state, federal and foreign regulation;
          * Heightened public awareness and concerns regarding the growth in overall health care expenditures in the United States, combined with the continuing efforts of governmental authorities to contain or reduce costs of health care, may result in the enactment of national health care reform or other legislation or regulations that impose limits on the number and type of medical procedures which may be performed or which have the effect of restricting a physician's ability to select specific products for use in certain procedures;
          * Such new legislation or regulations may materially adversely affect the demand for our products. In the United States, there have been, and we expect that there will continue to be, a number of federal and state legislative proposals and regulations to implement greater governmental control in the health care industry;
          * The announcement of such proposals may materially adversely affect our ability to raise capital or to form collaborations; and
          * Legislation or regulations that impose restrictions on the price that may be charged for health care products or medical devices may adversely affect our results of operations.

     We are unable to predict the likelihood of adverse effects which might arise from future legislative or administrative action, either in the United States or abroad.

HEALTH CARE REIMBURSEMENT

     Our products may not be covered by the various health care providers. If they are not covered, our products may or may not be purchased or sold as expected. Our ability to commercialize our products successfully may depend, in part, on the extent to which reimbursement for these products and related treatment will be available from collaborative partners, government health administration authorities, private health insurers, managed care entities and other organizations. These payers are increasingly challenging the price of medical products and services and establishing protocols and formularies, which effectively limit physicians' ability to select products and procedures. Uncertainty exists as to the reimbursement status of health care products (especially innovative technologies). Additionally, reimbursement coverage, if available, may not be adequate to enable us to achieve market acceptance of our products or to maintain price levels sufficient for realization of an appropriate return on our products.

LIMITED MANUFACTURING AND MARKETING CAPABILITY AND EXPERIENCE

     To be successful, our products must be manufactured in commercial quantities under current Good Manufacturing Practices or GMP, prescribed by the FDA and at acceptable costs. Although we intend to manufacture drugs and devices, we have not yet manufactured any products in commercial quantities under GMP and have no experience in such commercial manufacturing. We currently have the capacity, in conjunction with our manufacturing partners Pharmacia & Upjohn and Iridex, to manufacture products at certain commercial levels and will be able to do so upon FDA approval. If we receive an FDA or other regulatory approval we may need to expand our manufacturing capabilities and/or depend on our collaborators, licensees or contract manufacturers for the expanded commercial manufacture of our products. If we expand our manufacturing capabilities, we will need to expend substantial funds, hire and retain significant additional personnel and comply with extensive regulations. We may not be able to expand successfully or we may be unable to manufacture products in increased commercial quantities for sale at competitive prices. Further, we may not be able to enter into future manufacturing arrangements with collaborators, licensees, or contract manufacturers on acceptable terms or at all. If we are not able to expand our manufacturing capabilities or enter into additional commercial manufacturing agreements, our business growth could be limited and could be materially and adversely affected.

     We have limited experience in marketing, distributing and selling pharmaceutical or medical device products. We will need to develop a sales force or rely on our collaborators or licensees or make arrangements with others to provide for the marketing, distribution and sale of our products. We are currently relying on Pharmacia & Upjohn and Iridex for these needs. Our marketing, distribution and sales capabilities or current or future arrangements with third parties for such activities may not be adequate for the successful commercialization of our products.

UNCERTAINTY REGARDING PATENTS AND PROPRIETARY TECHNOLOGY

     Our success will depend, in part, on our and our licensors' ability to obtain, assert and defend our patents, protect trade secrets and operate without infringing the proprietary rights of others. The exclusive license relating to various drug compounds, including our leading drug candidate SnET2, may become non-exclusive if we fail to satisfy certain development and commercialization objectives. The termination or restriction of our rights under this or other licenses for any reason would likely have a material adverse impact on our business and financial condition. Although we believe we should be able to achieve such objectives, we may not be successful.

     The patent position of pharmaceutical and medical device firms generally is highly uncertain. Some of the risks and uncertainties include:

          * The patent applications owned by or licensed to us may not result in issued patents;
          * Our issued patents may not provide us with proprietary protection or competitive advantages;
          * Our issued patents may be infringed upon or designed around by others;
          * Our issued patents may be challenged by others and held to be invalid or unenforceable; and
          *    The patents of others may have a material adverse effect on us.

     We are aware that our competitors and others have been issued patents relating to photodynamic therapy. In addition, our competitors and others may have been issued patents or filed patent applications relating to other potentially competitive products of which we are not aware. Further, our competitors and others may in the future file applications for, or otherwise obtain proprietary rights to, such products. These existing or future patents, applications or rights may conflict with our or our licensors' patents or applications. Such conflicts could result in a rejection of our or our licensors' applications or the invalidation of the patents. This could have a material adverse effect on our competitive position. If such conflicts occur, or if we believe that such products may infringe on our proprietary rights, we may pursue litigation or other proceedings, or may be required to defend against such litigation. Such proceedings may materially adversely affect our competitive position, and we may not be successful in any such proceeding. Litigation and other proceedings can be expensive and time consuming, regardless of whether we prevail. This can result in the diversion of substantial financial, managerial and other resources from other activities. An adverse outcome could subject us to significant liabilities to third parties or require us to cease any related research and development activities or product sales. Some of the risks and uncertainties include:

          * We do not have contractual indemnification rights against the licensors of the various drug patents;
          *    We may  be  required  to  obtain  licenses  under  dominating  or conflicting patents or other proprietary rights of others;
          *    Such  licenses may not be made  available on terms  acceptable to us, if at all; and
          * If we do not obtain such licenses, we could encounter delays or could find that the development, manufacture or sale of products requiring such licenses is foreclosed.

     We also seek to protect our proprietary technology and processes in part by confidentiality agreements with our collaborative partners, employees and consultants. These agreements could be breached and we may not have adequate remedies for any breach. Also, our trade secrets may become known or be independently discovered by competitors. Certain research activities relating to the development of certain patents owned by or licensed to us were funded, in part, by agencies of the United States Government. When the United States Government participates in research activities, it retains certain rights that include the right to use the resulting patents for government purposes under a royalty-free license.

     We also rely upon unpatented trade secrets, and no assurance can be given that others will not independently develop substantially equivalent proprietary information and techniques, or otherwise gain access to our trade secrets or disclose such technology, or that we can meaningfully protect its rights to its unpatented trade secrets and know-how.

DEPENDENCE UPON KEY PERSONNEL AND CONSULTANTS

     Our success will depend in large part on our ability to attract and retain highly qualified scientific, management and other personnel and to develop and maintain relationships with leading research institutions and consultants. We are highly dependent upon principal members of our management, key employees, scientific staff and consultants which we may retain from time to time. Competition for such personnel and relationships is intense, and we may not be able to continue to attract and retain such personnel. Our consultants may be affiliated with or employed by others, and some have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us. Inventions or processes discovered by such persons will not necessarily become our property and may remain the property of such persons or others.


DEPENDENCE UPON SUPPLIERS

     We depend on outside suppliers for certain raw materials and components for our products. Such raw materials or components may not continue to be available to our standards or on acceptable terms, if at all, and alternative suppliers may not be available to us on acceptable terms, if at all. Further, we may not be able to adequately produce needed materials or components in-house. We are currently dependent on single, contracted sources for a couple of key materials or services used by us in our drug development, light producing and light delivery device development and production operations. Although most of our raw materials and components are available from various sources, we are currently developing qualified backup suppliers for each of these resources. We have or will enter into agreements with these suppliers, which may or may not be successful or which may encounter delays or other problems, which may materially adversely affect our business.

ENVIRONMENTAL MATTERS

     We are subject to federal, state, county and local laws and regulations relating to the protection of the environment. In the course of our business, we are involved in the handling, storage and disposal of materials that are classified as hazardous. Our safety procedures for handling, storage and disposal of such materials are designed to comply with applicable laws and regulations. However, we may be involved in contamination or injury from these materials. If this occurs, we could be held liable for any damages that result, and any such liability could materially and adversely affect us. Further, the cost of complying with these laws and regulations may increase materially in the future.

YEAR 2000

     The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Our computer equipment and software and devices with embedded technology that are time-sensitive may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, such as:

          * A temporary inability to process accounting, payroll, database, network and software transactions; Possible disruption of environmental, lighting, security controls and other corporate equipment;
          * A temporary inability to process clinical and preclincal testing and data; and
          * Loss of telephone and related voicemail and internet messages, in addition to other similar normal business activities.

     We have undertaken various initiatives intended to ensure that our computer equipment and software will function properly with respect to dates in the Year 2000 and thereafter. The term "computer equipment and software" includes systems that are commonly thought of as Information Technology or IT systems, including accounting, data processing and telephone/PBX systems and other miscellaneous systems. It also includes systems that are not commonly thought of as IT systems, such as alarm systems, fax machines, air conditioning units, internally developed software and other miscellaneous systems. Based upon our efforts to date, we believe that certain of the computer equipment and software we use may require replacement or modification. Utilizing both internal and external resources to identify and assess needed Year 2000 remediation, we currently anticipate that our Year 2000 identification, assessment, remediation and testing efforts, which began in February 1998, will be completed by June 30, 1999. We estimate that as of March 31, 1999, we had completed approximately 75% of the initiatives that we believe will be necessary to fully address potential Year 2000 issues relating to our computer equipment software and non-IT systems. The projects comprising the remaining 25% of the initiatives are in process and are expected to be completed on or about June 30, 1999. The following table describes the Year 2000 initiatives as well as our progress and the anticipated completion dates as of March 31, 1999:



Year 2000 Initiatives                                                            Expected            Percent
                                                                               Completion Date       Complete
                                                                             -----------------    ---------------
     Initial IT system identification......................................      10/98                   100%
     Initial IT system assessment..........................................      11/98                   100%
     Remediation regarding central system issues...........................       6/99                    75%
     Testing regarding central system issues..............................        6/99                    15%
     Identification, assessment, remediation and testing
           regarding desktop and individual system issues..................       6/99                    75%

     Identification regarding non-IT system issues.........................      10/98                   100%
     Assessment regarding non-IT system issues.............................      11/98                   100%
     Remediation regarding non-IT system issues............................       6/99                    75%
     Testing regarding non-IT system issues...................................    6/99                    15%


     We are in the process of communicating with our significant vendors and service providers and strategic partners to determine the extent to which interfaces with such entities are vulnerable to Year 2000 issues and whether the products and services utilized by such entities are Year 2000 compliant. This process is expected to be completed in June 1999.

     We believe that the cost of our Year 2000 efforts, as well as those costs related to Year 2000 issues of third parties, are expected to approximate $250,000. As of March 31, 1999, we had not incurred any external costs related to our Year 2000 efforts. Other non-Year 2000 IT efforts have not been materially delayed or impacted by Year 2000 initiatives. We presently believe that the Year 2000 issue will not pose significant operational problems for us. However, if all Year 2000 issues are not properly identified, the Year 2000 issue may materially adversely impact our results of operations or adversely affect our relationships with vendors, or others. Additionally, the Year 2000 issues of other entities may have a material adverse impact on our systems or results of operations.

VOLATILITY OF STOCK PRICE

     The market prices for our Common Stock, and the securities of emerging pharmaceutical and medical device companies, have historically been highly volatile and subject to extreme price fluctuations, which may have a material adverse effect on the market price of the Common Stock. Extreme price fluctuations could be the result of the following:

          * Future announcements concerning Miravant or our collaborators, competitors or industry;
          * The results of our testing, technological innovations or new commercial products;
          *    The achievement of or failure to achieve certain milestones; and
          * Governmental regulations, rules and orders, or developments concerning safety of our products.

     In addition, the stock market has experienced extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities of many emerging pharmaceutical and medical device companies for reasons frequently unrelated or disproportionate to the performance of the specific companies. These broad market fluctuations may materially adversely affect the market price of the Common Stock.

CONTROL BY OFFICERS AND DIRECTORS

     As of May 10, 1999, our officers and directors beneficially own approximately 10.77% of the outstanding Common Stock (approximately 15.09% is beneficially owned if all options granted to such officers and directors become vested and are exercised). These shareholders will have the ability to significantly influence us and the direction of our business and affairs. Such concentration of ownership may have the effect of delaying or preventing a change in control of Miravant, which could adversely affect the market price for the Common Stock.

OUTSTANDING OPTIONS AND WARRANTS

     As of May 10, 1999, there were outstanding options to purchase 2,410,667 shares of Common Stock at a weighted average exercise price of $19.28 per share, and warrants to purchase 3,654,428 shares of Common Stock at a weighted average exercise price of $27.01 per share. The exercise of these options and warrants would result in significant book value and earnings dilution to existing shareholders.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of Common Stock in the public market following this offering, pursuant to Rule 144 under the Securities Act, or upon the exercise of outstanding options or warrants under Rule 701 or pursuant to our Registration Statements on Form S-8, could materially adversely affect prevailing market prices and may have a material and adverse effect on our ability to raise the capital necessary to fund our future operations. Additionally, certain holders of shares of Common Stock are entitled to have their shares registered for sale under the Securities Act by us under certain circumstances. The exercise of these rights and the sale of such shares could have a material adverse effect on the market price for the Common Stock.


                                 USE OF PROCEEDS

     The Company will receive none of the proceeds from the sale of the Shares by the Selling Shareholders, but will receive the exercise prices payable upon the exercise of the Warrants, if exercised for cash. Such proceeds will be used for working capital and general corporate purposes.


                              SELLING SHAREHOLDERS


     The following table sets forth information with respect to the number of Shares beneficially owned by each of the Selling Shareholders, the number of Shares that may be offered hereby by each Selling Shareholder and the number of shares of Common Stock to be owned after the offering, assuming all the Shares offered hereby are sold to persons not affiliated with the Selling Shareholders. None of the Selling Shareholders, except as indicated below, has, or in the past has had, any position, office or relationship with the Company (other than as a security holder) or any of its affiliates. As of May 10, 1999 there were 17,971,516 shares of Common Stock issued and outstanding.



                                                       Number of
                                                  Shares Beneficially      Number of              Number of
                                                    Owned Prior To           Shares             Shares Owned
Name                                                 Offering (5)      Being Offered (5)     After The Offering
----                                                 ------------      -----------------     ------------------


Elliott Associates, L.P. (1)...................               578,110              578,110                       0
Westgate International, L.P. (1)...............               578,110              578,110                       0
Shepherd Investments International, Ltd. (1)...               685,061              685,061                       0
Stark International (1)........................               685,061              685,061                       0
Staro Partners (1).............................                75,154               75,154                       0
St. Cloud Investments (2)......................               426,147              426,147                       0
Dandelion Investments (2)......................               286,926              286,926                       0
Bomoseen Investments (2).......................               284,927              284,927                       0
Stanley Arkin (2)..............................                 6,730                6,730                       0
Clark Callander (2)............................                 4,180                4,180                       0
Matt Donnelly (2)..............................                 3,484                3,484                       0
Richard Edwards 1997 Family Trust (2)..........                   697                  697                       0
Volker Engelbert (2)...........................                 3,484                3,484                       0
Seth Ferguson (2)..............................                 1,393                1,393                       0
David Goldsmith (2)............................                 1,393                1,393                       0
Ken Haupt (2)..................................                 6,967                6,967                       0
Greg Hausler (2)...............................                   697                  697                       0
Lauren Herbstman (2)...........................                   697                  697                       0
David Hetz (2).................................                 8,779                8,779                       0
Tom Hodapp (2).................................                   697                  697                       0
Jim Kelly (2)..................................                 2,090                2,090                       0
Patrick Lin (2)................................                 1,393                1,393                       0
Doug Moore (2).................................                   557                  557                       0
Daniel Murphy (2)..............................                 2,090                2,090                       0
Andy Page (2)..................................                 1,393                1,393                       0
Mischa Petkerich (2)...........................                 6,967                6,967                       0
Karl Power (2).................................                 3,484                3,484                       0
Robertson Stephens Private Equity Group (2)....                 1,115                1,115                       0
David Reilly (2)...............................                20,901               20,901                       0
Sanford Robertson (2)..........................                34,835               34,835                       0
John Robson (2)................................                   697                  697                       0
John Rohal (2).................................                 2,090                2,090                       0
Dan White (2)..................................                 1,393                1,393                       0
Gretchen Agee (3)..............................                 3,150                3,150                       0
Richard N. Angus (3)...........................                 1,563                1,563                       0
Douglas P. and Nancy L. Beckett (3)............                 3,126                3,126                       0
Joshua P. and Jacob R. Beckett (3).............                 1,563                1,563                       0
Borggreve Family Ltd. Partnership (3)..........                 3,626                3,626                       0
Borggreve Family Trust (3).....................                   251                  251                       0
Jody and Lance Brusilow (3)....................                 1,500                1,500                       0
David E. Cohen (3).............................                 9,375                9,375                       0
Eli D. Cohen (3)...............................                 9,375                9,375                       0
Jack D. Cohen (3)..............................                15,624               15,624                       0
Leon E. Cohen (3)..............................                 9,375                9,375                       0
Ronald E. Cohen (3)............................                 9,375                9,375                       0
David M. Davis (3).............................                 1,563                1,563                       0
Dolphco Partners Limited (3)...................                15,624               15,624                       0
Rickard Dweck (3)..............................                12,500               12,500                       0
Charles T. Foscue (3) (4)......................                 2,250                2,250                       0
Norman N. Habermann (3)........................                 3,125                3,125                       0
Hammer Capital Management, Ret. (3)............                 2,189                2,189                       0
Harvest Partners, L.P. (3).....................                15,000               15,000                       0
Jody Herrick (3)...............................                   750                  750                       0
Tom C. Herrick (3) (4).........................                   750                  750                       0
Jon C. Kuchar (3)..............................                   782                  782                       0
Karen N. Kuchar (3)............................                   781                  781                       0
Kathleen and Paul Lantz (3)....................                 1,500                1,500                       0
Patricia Lovejoy (3)...........................                 2,001                2,001                       0
Ronald L. and Marion J. Maddox (3).............                 3,126                3,126                       0
Eric E. Martin (3).............................                 1,563                1,563                       0
Russell Meisinger (3)..........................                 3,750                3,750                       0
Michael Katz 1989 Trust (3)....................                   750                  750                       0
Todd E. and Tricia H. Mills (3)................                 1,563                1,563                       0
Bernard Monderer MD Inc., PSP (3)..............                 3,150                3,150                       0
Douglas Pompili (3)............................                   750                  750                       0
Quasar International Partners C.V. (3).........                15,000               15,000                       0
Felicia Ridge (3)..............................                   313                  313                       0
Arnold and Harriet Rifkin (3)..................                10,500               10,500                       0
Margery and Michael Rifkin (3).................                 1,500                1,500                       0
Steve Schmidt (3)..............................                 3,000                3,000                       0
Stroh Family Trust (3) ........................                 1,575                1,575                       0
John K. Williams, Inc. TBPP (3)................                 1,563                1,563                       0
Jack Wilson, DDS (3)...........................                 1,564                1,564                       0
A & S Rifkin Partnership (3)...................                12,500               12,500                       0
Susan J. Bender (3)............................                 3,125                3,125                       0
Clark & Weinstock, Inc. (3)....................                 1,250                1,250                       0
Jan Elizabeth Corbett (3)......................                 1,562                1,562                       0
Dolphco Partners Limited (3)...................                15,624               15,624                       0
Paul King (3)..................................                 1,562                1,562                       0
Arthur Giglio (3)..............................                 6,249                6,249                       0
Grayson Family Trust (3).......................                 1,562                1,562                       0
Walter S. Grossman (3).........................                21,249               21,249                       0
Frank M. Henry (3).............................                12,500               12,500                       0
Eric E. Martin (3).............................                 1,562                1,562                       0
James V. McNamara (3)..........................                 3,125                3,125                       0
Kirk McKinney (3)..............................                 3,075                3,075                       0
Ivan W. Moskowitz (3)..........................                   624                  624                       0
Bradley J. Motter (3)..........................                 2,187                2,187                       0
C.E. and Marilyn E. Parker (3).................                 1,562                1,562                       0
John A. Poer (3)...............................                 1,562                1,562                       0
Joseph M. Salvani (3)..........................                 6,249                6,249                       0
Stephen L. Solomon (3).........................                   312                  312                       0
Stroh 1988 Trust (3)...........................                 1,562                1,562                       0
Davis Weinstock II (3).........................                 6,249                6,249                       0
Stephen A. Weiss (3)...........................                   312                  312                       0
Brookehill Equities, Inc. (3)..................                36,284               36,284                       0
Charles Gray (3)...............................                   938                  938                       0
Norman Habermann (3)...........................                 3,300                3,300                       0
Hammer Capital Management (3)..................                 1,260                1,260                       0
Bruce Loftus (3)...............................                   776                  776                       0
Kathlyn Mann (3)...............................                 2,885                2,885                       0
James V. McNamara (3)..........................                 1,500                1,500                       0
Andrew Moore (3)...............................                   781                  781                       0
Clarke Paxton (3)..............................                 9,650                9,650                       0
Talley King & Co. (3)..........................                 5,065                5,065                       0
Nikki Mosely (3)...............................                15,000               15,000                       0
                                                  -----------------------------------------------------------------

                                                            4,077,087            4,077,087                       0




(1) With respect to these Selling Shareholders, 1,350,000 of the Shares set forth above represent Shares issuable on the exercise of Warrants issued to such Selling Shareholders in September 1997 and March 1999 in connection with the Company's September 1997 private placement offerings. Such Warrants are exercisable at $35.00 per share and expire on December 25, 2001.

(2) With respect to these Selling Shareholders, 516,000 of the Shares set forth above represent Shares issuable upon the exercise of Warrants issued to such Selling Shareholders in October 1997 in connection with the Company's October 1997 private placement offerings. Of such Warrants, 50% are exercisable at $55.00 per share and 50% are exercisable at $60.00 per share, and all expire on December 25, 2001.

(3) With respect to these Selling Shareholders, the 359,388 Shares set forth above represent Shares issuable upon the exercise of Warrants issued in connection with the Company's private offerings during 1992 through 1994. Such Warrants are exercisable at $8.00 per share for 313,678 Shares, $10.67 for 15,000 Shares, $6.00 for 15,000 Shares and $4.00 for 15,710 Shares. The expiration dates of all such Warrants range from December 31, 1999 to February 14, 2000.

(4) Charles T. Foscue is currently a director and consultant to the Company. Tom C. Herrick is currently an employee of the Company.

(5) Includes Shares that may become issuable pursuant to the terms of the Warrants, as such number may be adjusted in accordance with Rule 416.


                              PLAN OF DISTRIBUTION

     The Shares may be sold from time to time by the Selling Shareholders or their pledgees or donees. See "Selling Shareholders". Such sales may be made on the NNM or in negotiated transactions, at prices and on terms then prevailing or at prices related to the then current market price or at negotiated prices. The methods by which the Shares may be sold may include, but not be limited to, the following: (a) block trades in which the broker or dealer will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(d) privately negotiated transactions; (e) short sales; and (f) a combination of any such methods of sale. In effecting sales, brokers or dealers engaged by the Selling Shareholders may receive commissions or discounts from the Selling Shareholders or from the purchasers in amounts to be negotiated immediately prior to the sale.

     The Company has agreed to maintain the effectiveness of the registration of the Shares offered hereby until the earlier of the date upon which all of the Shares offered hereby have been sold without restriction on resale, or the date on which the Shares offered hereby, in the opinion of counsel, may be immediately sold by the Selling Shareholders without registration or restriction on resale. There can be no assurance that the Selling Shareholders will sell any or all of the Shares offered hereby.

     The Company is bearing all of the costs relating to the registration of the Shares. Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the Shares will be borne by the Selling Shareholders. The Company will not receive any of the proceeds from this offering, but will receive the exercise price payable upon the exercise of the Warrants, if the Warrants are exercised for cash.

     Pursuant to the registration rights granted to certain of the Selling Shareholders, the Company has agreed to indemnify such Selling Shareholders, any person who controls such Selling Shareholder, and any underwriters for such Selling Shareholders, against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this Prospectus, and the Registration Statement of which this Prospectus is a part, including liabilities under the Securities Act and the Exchange Act. The Selling Shareholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any broker, dealer, underwriter, agent or market maker and, if any such broker, dealer, underwriter, agent or market maker purchases any of the Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting commissions or discounts under the Securities Act.

                                  LEGAL MATTERS

     The validity of the issuance of the Shares of Common Stock offered hereby has been passed upon for the Company by Nida & Maloney, a Professional Corporation, Santa Barbara, California.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated in this prospectus by reference. Our consolidated financial statements are incorporated by reference in reliance on their report, given on their authority as experts in accounting and auditing.



                                    PART II.
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.


         The following table sets forth the estimated expenses to be incurred in connection with the issuance and distribution of the securities being registered hereby:

SEC registration fee.....................................           $    66,700

Nasdaq National Market listing fee.......................                17,500

Accounting fees and expenses.............................                30,000*

Legal fees and expenses..................................                50,000*

Printing expenses........................................                20,000*

Miscellaneous............................................                 5,000*
                                                                          ------

      TOTAL...............................................          $189,200*(1)




(1)  Includes   $132,573   in  expenses   relating  to  the  earlier   effective
     Registration Statement on Form S-3 (Registration No. 333-39905) for the same offering.

*    estimated

Item 15. Indemnification of Directors and Officers.

     Section 102(b)(7) of the Delaware General Corporation Law (the "Delaware Law") permits a corporation to provide in its certificate of incorporation that directors of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. The Company's Certificate of Incorporation contains such a provision.

     Section 145 of the Delaware Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such action, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. Under Section 145, a corporation shall indemnify an agent of the corporation for expenses actually and reasonably incurred if and to the extent such person was successful on the merits in a proceeding or in defense of any claim, issue or matter therein.

     The Registrant is presently subject to Section 2115 of the California Corporations Code (the "California Code"), according to which Section 317 of the California Code applies to the indemnification of officers and directors of the Registrant. Under Section 317 of the California Code, permissible indemnification by a corporation of its officers and directors is substantially the same as permissible indemnification under Section 145 of the Delaware Law, except that (i) permissible indemnification does not cover actions the person reasonably believed were not opposed to the best interests of the corporation, as opposed to those the person believed were in fact in the best interests of the corporation, (ii) the Delaware Law permits advancement of expenses to agents other than officers and directors only upon approval of the board of directors,
(iii) in a case of stockholder approval of indemnification, the California Code requires certain minimum votes in favor of such indemnification and excludes the vote of the potentially indemnified person, and (iv) the California Code only permits independent counsel to approve indemnification if an independent quorum of directors is not obtainable, while the Delaware Law permits the directors in any circumstance to appoint counsel to undertake such determination.

     The Registrant in its Bylaws has provided for indemnification of its officers, directors, employees and other agents substantially identical to that permitted under the California Code. Section 145 of the Delaware Law and Section 317 of the California Code provide that they are not exclusive of other indemnification that may be granted by a corporation's charter, bylaws, disinterested director vote, shareholder vote, agreement or otherwise. The limitation of liability contained in the Registrant's Certificate of Incorporation and the indemnification provision included in the Registrant's Bylaws are consistent with Delaware Law Sections 102(b)(7) and 145. The Registrant has also entered into separate indemnification agreements with its directors and officers that could require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, including liabilities that may arise under the Securities Act of 1933. In addition, the Company has purchased directors and officers insurance.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to such provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

Item 16.  Exhibits.




  Exhibit
  Number

     4.1  Form of $55.00 Common Stock Purchase Warrant (1)[4.1]
     4.2  Form of $60.00 Common Stock Purchase Warrant (1)[4.2]
     4.3  Form of $35.00  Amended and  Restated  Common Stock  Purchase  Warrant
          (2)[4.1]
     4.4  Form of $35.00 Additional Common Stock Purchase Warrant (2)[4.2]
     4.5  Form of $4.00 Amended and Restated Common Stock Purchase Warrant
     4.6  Form of $6.00 Amended and Restated Common Stock Purchase Warrant
     4.7  Form of $8.00 Amended and Restated Common Stock Purchase Warrant
     4.8  Form of $10.67 Amended and Restated Common Stock Purchase Warrant
     5.1  Opinion of Nida & Maloney, a Professional Corporation(1)[5.1]
     10.1 Form of Registration Rights Agreement among the Company and the Selling Shareholders(1)[10.3]
     23.1 Consent of Ernst & Young LLP 23.2 Consent of Nida & Maloney, a Professional Corporation (included in Exhibit 5.1)
     24   Power of Attorney (1)[24]


-----------

     (1) Incorporated herein by this reference from the exhibits referred to in brackets filed with the Company's Registration Statement on Form S-3 (Registration No. 333-39905) effective December 5, 1997.

     (2) Incorporated herein by this reference from the exhibit referred to in brackets filed with the Company's Current Report on Form 8-K dated June 30, 1998.



Item 17. Undertakings.

     (a)  The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(2) of the Securities Act of 1933;

               (ii) To reflect  in the  prospectus  any facts or events  arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

               (iii)To include  any  material  information  with  respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)  To  remove  from   registration  by  means  of  a  post-effective
               amendment any of the securities being registered which remain unsold at the termination of the offering.

               (b) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
                    1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.



                                   SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on May 27, 1999.

                          MIRAVANT MEDICAL TECHNOLOGIES

                                      By: /s/  Gary S. Kledzik
                                          -------------------------
                                          Gary S. Kledzik, Ph.D.,
                                          Chief Executive Officer

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



Name                                                 Title                                                 Date
----                                                 -----                                                 ----


/s/ Gary S. Kledzik                                  Chairman of the Board and Chief Executive Officer     May 27, 1999
-----------------------
Gary S. Kledzik                                      (principal executive officer)

/s/ David E. Mai*                                    Director and President                                May 27, 1999
-----------------------
David E. Mai

/s/ John M. Philpott*                                Chief Financial Officer (principal financial officer  May 27, 1999
-----------------------
John M. Philpott                                     and principal accounting officer)

                                                     Director                                              May 27, 1999
-----------------------
Larry S. Barels

                                                     Director                                              May 27, 1999
-----------------------
William P. Foley II

/s/ Charles T. Foscue*                               Director                                              May 27, 1999
-----------------------
Charles T. Foscue

/s/   Raul E. Perez*                                 Director                                              May 27, 1999
-----------------------
Raul E. Perez, M.D.

/s/  Jonah Shacknai*                                 Director                                              May 27, 1999
-----------------------
Jonah Shacknai


*By:
                         /s/ Gary S. Kledzik
                         -------------------
                           Gary S. Kledzik
                           Attorney-in-fact




                                INDEX TO EXHIBITS




  Exhibit
  Number

     4.1  Form of $55.00 Common Stock Purchase Warrant (1)[4.1]
     4.2  Form of $60.00 Common Stock Purchase Warrant (1)[4.2]
     4.3  Form of $35.00  Amended and  Restated  Common Stock  Purchase  Warrant
          (2)[4.1]
     4.4  Form of $35.00 Additional Common Stock Purchase Warrant (2)[4.2]
     4.5  Form of $4.00 Amended and Restated Common Stock Purchase Warrant
     4.6  Form of $6.00 Amended and Restated Common Stock Purchase Warrant
     4.7  Form of $8.00 Amended and Restated Common Stock Purchase Warrant
     4.8  Form of $10.67 Amended and Restated Common Stock Purchase Warrant
     5.1  Opinion of Nida & Maloney, a Professional Corporation(1)[5.1]
     10.1 Form of Registration Rights Agreement among the Company and the Selling Shareholders(1)[10.3]
     23.1 Consent of Ernst & Young LLP 23.2 Consent of Nida & Maloney, a Professional Corporation (included in Exhibit 5.1)
     24   Power of Attorney (1)[24]


-----------

     (1) Incorporated herein by this reference from the exhibits referred to in brackets filed with the Company's Registration Statement on Form S-3 (Registration No. 333-39905) effective December 5, 1997.

     (2) Incorporated herein by this reference from the exhibit referred to in brackets filed with the Company's Current Report on Form 8-K dated June 30, 1998.


                                  EXHIBIT 23.1
                         CONSENT OF INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" in Post-Effective Amendment No. 2. to the Registration Statement (Form S-3 No. 333-60251) and related Prospectus of Miravant Medical Technologies for the registration of up to 4,327,500 shares of its common stock and to the incorporation by reference therein of our report dated March 4, 1999, with respect to the consolidated financial statements of Miravant Medical Technologies included in its Annual Report (Form 10-K) for the year ended December 31, 1998, filed with the Securities and Exchange Commission.

Woodland Hills, California
May 21, 1999
                              /s/ ENRST & YOUNG LLP
                              ---------------------
                              Ernst & Young LLP